Exhibit 99.1

DOMTAR STOCK SYMBOL: DTC (TSX, NYSE)	INFORMATION:
TEMBEC STOCK SYMBOL: TBC (TSX) FOR IMMEDIATE RELEASE	Charles J. Gagnon Vice-President, Corporate Relations
Tel: (819) 627-4387
E-mail: charles.gagnon@tembec.com

William George
Vice-President, Communications and
Government Relations
Tel.: (514) 848-5103
E-Mail: william.george@domtar.com

Domtar and Tembec announce intention
to create the second largest solid wood products company in Canada

Montréal, June 19, 2003 - Domtar Inc. and Tembec Inc. announced today that they have reached an agreement-in-principle to create a joint venture that will be equally owned by both companies. The new company will bring together their timber and softwood (spruce, pine and fir, (SPF)) lumber operations in the provinces of Québec and Ontario. The joint venture will also market the softwood lumber manufactured by Tembec at its SPF sawmills operations in British Columbia and by Domtar at its Lebel-sur-Quévillon sawmill.

Mr. Frank A. Dottori, President and CEO of Tembec, will be the Chairman of the Board of the new company, while the President and Chief Executive Officer of the joint venture will be Richard Garneau, Domtar’s current Senior Vice-President, Forest Products.

“The joint venture we are announcing today represents the formation of a significant new organization in the North American solid wood industry. It comes at a time of both challenge and opportunity for this segment of our business — challenge that can be met with the resource and manufacturing efficiencies we expect to achieve and opportunity to use this new entity as a platform for growth in the future. It will also provide us with the ability to meet the needs — present and future — of our customers. And, with the inclusion of the sales and marketing for our BC operations, the joint venture becomes a major pan-Canadian supplier”, said Frank Dottori.

“We are excited at the prospect of joining together two organizations that have many common beliefs in terms of resource management, customer service, social responsibility and shareholder value, as well as our respective complementary strengths”, added Mr. Dottori.

“With increased critical mass, greater market share and lower costs, this new company will be a leader. Indeed, it will be in a strong position to bring much needed consolidation to the North American lumber market, which is too often characterized by oversupply and low prices. In addition, it will be well placed to face a decrease in fiber supply as a result of different initiatives to create more protected areas and to accommodate the needs of the Aboriginal peoples of Canada”, stated Raymond Royer, President and Chief Executive Officer of Domtar.

“Domtar and Tembec are like-minded companies, and we intend to capitalize notably on the strong customer focus and employee commitment. In fact, as Domtar has done in all previous transactions, we have agreed to create a working group to identify best practices. This working group will be comprised of equal representation from both companies and will act under the leadership of Michel Desbiens. We anticipate deriving annual synergies ranging from $30 to $40 million from this exercise”, concluded Mr. Royer.

The new company will be comprised of the Domtar-owned or partially owned sawmills located in Chapleau, Elk Lake, Grand-Remous, Malartic, Matagami, Nairn Centre, Ste-Aurélie, Ste-Marie, Timmins, Val d’Or and White River; and Tembec-owned or partially owned sawmills located in Béarn, Cochrane, Opasatika, Hearst, Kapuskasing, Kirkland Lake, La Sarre, Taschereau and Timmins. It will also include Domtar’s re-manufacturing facility in Sullivan and Tembec’s finger-jointed flange stock facility in La Sarre. All forestry operations related to these mills will also be transferred to the joint venture or managed by it. The new company will have assets valued at approximately $850 million and its pro forma net sales for 2002 total $900 million. It will have a manufacturing capacity of 2.1 billion board feet and a sales capacity of 2.6 billion board feet. Based on its sales capacity, the joint venture will be the second largest solid wood products company in Canada and the fourth largest in North America. The name of the new company as well as the location of its headquarters will be announced at the time of closing.

The transaction is subject to certain conditions, including completion of due diligence, negotiation of definitive agreements, approval of the respective boards of directors, as well as government and other required approvals. It is expected to close on or about September 30, 2003.

This press release contains forward-looking statements, including, without limitation, those regarding expectations for market growth and developments; expectations for growth and profitability; anticipated synergies; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) unexpected costs; (2) operating factors; (3) industry conditions; and (4) general economic conditions.

Domtar is the third largest producer of uncoated freesheet paper in North America. It is also a leading manufacturer of business papers, commercial printing and publication papers, and technical and specialty papers. Domtar manages close to 22 million acres of forestland in Canada and the United States, and produces lumber and other wood products. Domtar has 12,000 employees across North America. The company also has a 50% investment interest in Norampac Inc., the largest Canadian producer of containerboard. Additional information on Domtar is available on its website at www.domtar.com.

Tembec is an integrated Canadian forest products company principally involved in the production of wood products, market pulp and papers. The Company has sales of approximately $4 billion, with over 55 manufacturing sites in the Canadian provinces of New Brunswick, Quebec, Ontario, Manitoba, Alberta and British Columbia, as well as in France, the United States and Chile. Tembec’s Common Shares are listed on The Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com.

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